
WesBanco
KBW Community Bank
Investor Conference
July 29, 2009

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q as of March 31, 2009, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2008 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.


WesBanco

Explanation of Certain Non-GAAP Measures

This presentation contains certain financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (GAAP). Specifically, WesBanco has provided financial measures that are based on core or operating earnings rather than net income. Ratios and other financial measures with the word "core" or “operating” in their titles were computed excluding the impact of merger, integration and restructuring expense; extraordinary income or expense; income or expense from discontinued operations; and income, expense, gains and losses that are not reflective of ongoing operations or that are not expected to recur.

We believe that this information is useful to investors and can assist them in understanding WesBanco’s current performance, financial condition and performance trends, and can assist in projecting current trends into the future. We encourage investors and others to use core earnings as a supplemental tool for analysis and not as a substitute for GAAP net income. A reconciliation from GAAP net income to the non-GAAP measure of core earnings is shown in the Appendix to this presentation.


WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $5.74 billion
- Founded in 1870
- 32 banks/23 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 114 banking offices + Pittsburgh, PA Loan Office
  - 144 ATM's
- Non-bank activities include:
  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds


WesBanco

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital
- Proven acquisition-oriented growth strategy
- Improved liquidity
- Asset quality compares favorably with regional and national peers
- Consistent pre-tax, pre-provision earnings
- Diversity of earnings stream


WesBanco

Strong Regulatory Capital Base


Total Risk-Based Capital

	2Q08	3Q08	4Q08	1Q09	2Q09
Total Risk-Based Capital	12.28%	12.59%	14.46%	13.95%	13.63%

Tangible Common Equity to Tangible Assets

	2Q08	3Q08	4Q08	1Q09	2Q09
Tangible Common Equity to Tangible Assets	6.29%	6.48%	6.44%	5.30%	5.38%

Common Equity | TARP Capital Purchase Program | Trust Preferred Securities | Tier 2 Capital


WesBanco

Growth by Acquisition:
A WSBC Core Competency


(MM)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
7.5 year Asset Growth
CAGR = 11.8%
2001
2003
2005
2007
2009
June 30
Acquired Assets: 2002 to 1Q 2009 = $3.6B

- Focused on higher growth metro markets and enhanced market share
- Five acquisitions in seven years – assets more than doubled since 2001
- A history of successful consolidations


WesBanco

2009 Acquisition Activity

5 AmTrust Bank Branches

- Five offices in Greater Columbus; brings Columbus total to 13
- Completed March 27, 2009
- WSBC now ranks #9 in Columbus market (up from #21) with a 2.3% deposit market share
- $597 million in deposits @ 3.5% deposit premium
- Invested in $550 million of agency/MBS securities


WesBanco

Liquidity Significantly Improved with $600 Million of AmTrust Deposits

- Loan to Deposit Ratio improved from 103% at year-end 2008 to 87% at 2Q 2009
- Lowers reliance on wholesale funding (borrowings & brokered deposits) as they mature
- Securities portfolio of $1.5B highly liquid; 60% unpledged and $16 million in net unrealized gains at quarter end
- Lines of credit
  - Over $800 million FHLB availability at 3/31/09
  - Holding company line undrawn at $25 million
  - Bank lines at approximately $160 million


WesBanco

An Expanding Franchise in Contiguous Markets: 114 banking offices



Pennsylvania
Ohio
Pittsburgh
Columbus
Wheeling
Cincinnati
Charleston
West Virginia

- Ranked #1-3 in deposit market share in 16 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into two regions, seven markets

* SNL June 2008 Deposit Market Share Data



WesBanco

Loan Portfolio as of June 30, 2009

Total Loans = $3.54 B

Comm. & Ind. 13%

Consumer 8%

HELOC, 6%

Res. Real Estate, 23%

Comm. Real Estate, 50%

Comm. Real Estate = $1.77 B

Const & Dev. 14%

Owner-Occupied 35%

Investor-Owned 51%



WesBanco

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

C&D + Investor-owned CRE = 256% of Total Risk-Based Capital

Commercial Real Estate Loans	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	**$ 317.0**	**65.2%**	**100%**
Investor-Owned Commercial	**606.6**	**124.8%**	**N/A**
Investor-Owned Residential	**319.7**	**65.8%**	**N/A**
Total Land, C&D, and Investor-Owned	**$1,243.3**	**255.8%**	**300%**

[1] Total Loans Outstanding + Unused Commitments

[2] Total Risk-Based Capital for the Bank = $485,998 at 6/30/09


WesBanco

Non-Performing Loans by Loan Category

($ in MMs)	4Q'08	1Q'09	2Q'09
Land, Construction & Development	$ 5.5	$ 7.2	$ 9.4
Investment Property	11.7	27.4	29.8
Owner Occupied	15.3	19.5	21.6
Total CRE Non-Performing Loans	32.5	54.1	60.8
Commercial & Industrial	8.3	8.5	11.1
Residential & Home Equity	13.0	12.9	19.1
Consumer	1.2	0.7	0.8
Total Non-Performing Loans*	$ 55.0	$ 76.2	$ 91.8

•Includes nonaccrual, renegotiated and 90 days past due which equals 2.59% of total loans


WesBanco

Asset Quality Remains Better than Peers

NPA + ≥ 90 PD Loans / Total Loans + OREO


WSBC
Peer*
1.31%
1.60%
1.39%
1.67%
1.60%
2.35%
2.24%
2.90%
2.67%
2Q 2008
3Q 2008
4Q 2008
1Q 2009
2Q 2009

Net Charge-offs / Avg. Loans


WSBC
Peer*
0.45%
0.37%
0.55%
0.42%
0.96%
0.72%
0.57%
0.74%
0.68%
2Q 2008
3Q 2008
4Q 2008
1Q 2009
2Q 2009

* Peer Group = Median of 15 banks with assets between $2-$10 B in WV, OH, IN, and West PA: FNB, UBSI, ONB, PRK, FCF, FRME, SRCE, STBA, IFC, FFBC, IBNK, MSFG, CHCO, LKFN, PEBO. Peer not available for 2nd quarter 2009.


WesBanco

Credit Risk Management

- Centralized credit administration (commercial and retail)
- Senior credit officers in each region, report directly to Chief Credit Officer
- Commercial banking executives in each region, & support staff in each market providing localized decision making
- Credit analyst support in underwriting exposures above $500K
- Centralized underwriting and pricing for retail lending
- Lending Practices:
  - Minor amounts of out of market lending / SNC loans / unsecured loans
  - In house credit limits significantly below legal lending limit
  - Industry diversification in C&I portfolio
  - Diversification by CRE property type


WesBanco

Improving Credit Infrastructure: 2009 Initiatives

- Add staff to Special Assets to administer troubled credits
- Conduct skills assessment & initiate formal credit training program for commercial/retail sales force
- Change operating model for small business lending to include expanded delivery channels, centralized underwriting and administration
- Enhance management's focus on criticized/classified credits due to economy


WesBanco

Financial Results

WesBanco

Quarterly Performance Comparison

($000's except per share data)	2Q 2009	1Q 2009	LQ %Δ
GAAP Income	$6,348	$4,394	+ 44.5%
Core Income*	$5,930	$5,636	+ 5.2%
Diluted Core EPS*	$0.22	$0.21	+ 4.8%
Loan Loss Prov.	$8,269	$9,550	- 13.4%
Core ROAA*	0.41%	0.43%	- 4.7%
ROATE	8.16%	5.61%	+ 45.5%
NIM (FTE)	3.17%	3.47%	- 8.6%

*Appendix at end of presentation provides reconciliation to GAAP financial information



WesBanco

Six Months' Performance Comparison

($000's except per share data)	2009	2008	% Δ
GAAP Income	$10,743	$20,787	- 48.3%
Core Income*	$11,566	$21,696	- 46.7%
Diluted Core EPS*	$0.44	$0.82	- 46.9%
Core ROAA*	0.42%	0.83%	- 51.2%
ROATE	6.85%	15.23%	- 55.0%
NIM	3.31%	3.68%	- 10.0%
Core Efficiency Ratio	67.25%	60.63%	+ 10.9%

*Appendix at end of presentation provides reconciliation to GAAP financial information


WesBanco

Consistent Pre-tax Pre-Provision Earnings

(MM)

Net Income | PreTax PreProv. | Ann. WSBC Net Income | Ann. WSBC PTPP

5-year CAGR: PreTax & PreProv Earnings = 1.8%

$100
$80
$60
$40
$20
$0

2003 2004 2005 2006 2007 2008 2009*

* Annualized based on 6 months YTD.


WesBanco

Net Interest Margin

	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
NIM	3.75%	3.71%	3.71%	3.31%	3.17%
Yield on Earning Assets	6.40%	6.18%	6.04%	5.65%	5.24%
Cost of Funds	2.95%	2.80%	2.65%	2.52%	2.34%

NIM decrease in 2Q 09 due to increased liquidity from branch acquisition.


WesBanco

Stable Deposit Mix




Time Deposits
Savings
MMDA
Interest Bearing
Non-Interest
100%
80%
60%
40%
20%
0%
2005
2006
2007
2008
2Q'09

- Stable deposit mix – 52% non maturity - despite high level of acquisition activity as of 6/30/09
- Average cost of total 2Q deposits is 1.72%* (1.75% YTD)
- Low brokered CDs
- Continued focus on non-interest bearing demand balances

* Including noninterest-bearing deposits


WesBanco

Securities Portfolio at June 30, 2009

Securities = $1.51 B
~26% of total assets



Short-term, 3%
Agencies, 14%
Municipals, 25%
Equities & Other, 3%
Agency Mortgage-Backed & CMOs, 55%

- Average portfolio yield of 4.55% YTD
- WAL approx. 4 years
- Over 60% unpledged
- Minimal private label CMOs or corporate/ABS securities
- Net unrealized securities gains of $16 million at quarter end
- Invested AmTrust deposits in agency/MBS securities with short duration


WesBanco

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Dec. 31, 2008	June 30, 2009
Up 2% Rate Shock	-0.5%	-2.7%
Up 2 % Rate Ramp	+0.7%	+1.0%
Up 1% Rate Shock	+0.8%	+0.6%
Down 1% Rate Shock	-3.5%	-1.3%

Recent strategies focus on becoming more interest rate neutral subsequent to AmTrust acquisition. Market value of equity would decrease 3.9% in up 2% change.


WesBanco

Growing & Diversified Noninterest Income*



Trust
Securities services (Net)
Insurance (Net)
Gain on Mtg. Loan Sales
($MM)
Service Charges & Fees
BOLI
Other
$70
$60
$50
$40
$30
$20
$10
$0
$44.3
$50.7
$57.0
$54.1
2006
2007
2008
2009**
Annualized

- Noninterest income contributed 27.1% of 1H'09 revenue.
- Deposit service charges and other banking income up 16% from seasonally lower 1Q 2009, including AmTrust branches.
- Trust fees lower due to lower market valuations.
- Insurance and securities fee growth of 6.3% 6 months YTD.

* Excludes one-time, non-operating gains/losses

** Annualized 2009 FY, using 6 mos. YTD



WesBanco

Wealth Management Services

- $2.4B of assets under management & administration
- Over 5,000 trust relationships
- 3 locations in WV & 1 in Columbus, OH
- Product capabilities:
  - Trust
  - Investment mgmt
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)
$14.3
$15.0
$16.2
$14.9
$13.3*
$2.6
$3.0
$3.1
$2.4
$2.4
2005
2006
2007
2008
June 30 2009

* 6 mos. annualized



WesBanco
Trust and Investment Services

WSBC vs. Peer Bank Index

% Change since 7/31/08 Base Month

Legend: Peer Index, WSBC

Month	Peer Index	WSBC

Y-axis: 30.0%, 20.0%, 10.0%, 0.0%, -10.0%, -20.0%, -30.0%, -40.0%, -50.0%

X-axis: Jul-08, Aug-08, Sep-08, Oct-08, Nov-08, Dec-08, Jan-09, Feb-09, Mar-09, Apr-09, May-09, Jun-

* Peer Group = 15 banks with assets between $2-$10 B in WV, OH, IN, and West PA: FNB, UBSI, ONB, PRK, FCF, FRME, SRCE, STBA, IFC, FFBC, IBNK, MSFG, CHCO, LKFN, PEBO


WesBanco

Why WesBanco?

- Earnings derived from diversified product lines, markets and customers
- Efficient controls and delivery channels
- Responsive to local market conditions and opportunities
- Proven ability to manage risk
- Financially conservative


WesBanco


WesBanco

Reconciliation: GAAP to Core

Quarterly	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
GAAP Income before Taxes	11,754	13,657	12,635	4,564	6,201	7,746
Gain (loss) on sale of securities	506	400	276	374	142	2,462
Non-recurring revenue	400	0	0	0	0	0
Merger related and restructuring expenses	1,049	1,656	539	701	429	192
Core Earnings before Taxes	11,897	14,913	12,898	4,891	6,488	5,476
Tax Provision, Adjusted for Core	2,301	2,813	1,218	(1,143)	852	(454)
After-tax Core Earnings	**9,596**	**12,100**	**11,680**	**6,034**	**5,636**	**5,930**
Core EPS	$0.36	$0.46	$0.44	$0.23	$0.21	$0.22
Core ROAA	0.73%	0.93%	0.90%	0.47%	0.43%	0.41%


WesBanco

Reconciliation: GAAP to Core

Six-Months YTD	2008	2009
GAAP Pretax Income	25,411	13,947
Gain (loss) on Sale of Securities	906	2,604
Non-Recurring Revenue	400	0
Merger-Related & Restructuring Exp.	2,705	621
Core Earnings before Taxes	26,810	11,964
Tax Provision, Adj. for Core	5,114	398
After-Tax Core Earnings	**21,696**	**11,566**
Core EPS	$0.82	$0.44
Core ROAA	0.83%	0.42%


WesBanco